SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

LIFECELL CORPORATION

(Name of Subject Company)

LIFECELL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Paul G. Thomas

Chairman of the Board, President and Chief Executive Officer

LifeCell Corporation

One Millennium Way

Branchburg, New Jersey 08876

(908) 947-1100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Alan Wovsaniker, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, NJ 07068

(973) 597-2500

☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by LifeCell Corporation, a Delaware corporation (the “Company”), on April 21, 2008, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on April 21, 2008, Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on April 25, 2008, Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on April 30, 2008, Amendment No. 4 to the Schedule 14D-9 filed with the SEC by the Company on May 9, 2008 and Amendment No. 5 to the Schedule 14D-9 filed with the SEC by the Company on May 12, 2008. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

“Expiration of Offering Period; KCI Announces Subsequent Offering Period

On May 19, 2008, KCI announced in a press release that the initial period of the Offer expired at 12:00 midnight, New York City time, on Friday, May 16, 2008 and that all of the conditions to the Offer had been satisfied as of the expiration. Accordingly, on May 19, 2008, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer (including all Shares properly delivered through notices of guaranteed delivery). Based on information provided by the depositary, a total of approximately 31.25 million Shares were validly tendered to Purchaser and not withdrawn (including approximately 6.2 million Shares delivered through notices of guaranteed delivery), representing approximately 91.3% of the Shares outstanding. Shares tendered through notices of guaranteed delivery are required to be delivered to Purchaser by Wednesday, May 21, 2008.

KCI further announced that on May 19, 2008, Purchaser commenced a subsequent offering period to acquire all remaining untendered Shares. The subsequent offering period is scheduled to expire at 6:00 p.m., New York City time, on Friday, May 23, 2008, unless further extended. During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $51.00 per Share cash consideration, without interest, paid during the initial offering period of the Offer. KCI announced that Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. Shares tendered during the subsequent offering period may not be withdrawn. The full text of the press release issued by KCI is attached hereto as Exhibit (a)(5)(viii) and is incorporated herein by reference.

Resignation and Election of Directors

Pursuant to the Merger Agreement, on May 19, 2008, Paul G. Thomas, David W. J. McGirr, Michael R. Minogue and Robert P. Roche, Jr. resigned as directors from the Company’s Board and the Company’s Board appointed Catherine Burzik, Martin Landon, Stephen Seidel and Rohit Kashyap as directors effective as of May 19, 2008.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(viii)	Press Release issued by KCI on May 19, 2008”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LIFECELL CORPORATION

By:	/s/ Steven T. Sobieski
Steven T. Sobieski
Chief Financial Officer

Date: May 19, 2008